Aflac Incorporated 1st Quarter 2012 Form 10-Q

EXHIBIT 12
Aflac Incorporated and Subsidiaries
Ratio of Earnings to Fixed Charges
Three Months Ended March 31,

(In thousands)	2012	2011
Fixed charges:
Interest expense(1)	$56,745	$45,307
Interest on investment-type contracts	13,716	11,582
Rental expense deemed interest	242	262
Total fixed charges	$70,703	$57,151
Earnings before income tax(1)	$1,201,908	$591,876
Add back:
Total fixed charges	70,703	57,151
Total earnings before income tax and fixed charges	$1,272,611	$649,027
Ratio of earnings to fixed charges	18.0x	11.4x
 (1)Excludes interest expense on income tax liabilities
Prior-year amounts have been adjusted for the adoption of accounting guidance on January 1, 2012 related to deferred policy acquisition costs.